September 3, 2009

By U.S. Mail and facsimile

Liam Kinsella
Company Secretary
Allied Irish Banks PLC
Bankcentre, Ballsbridge
Dublin 4, Ireland

> **Re: Allied Irish Banks, PLC**
> **Form 20-F for fiscal year ended December 31, 2008**
> **File Number 01-10284**

Dear Mr. Kinsella:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

3.1 Credit Risk, page 68

1.   We note your disclosure on page 80 that specific provisions for your larger loans are determined based upon the value of the collateral held. Additionally, you disclose that absent liquid markets, you value these loans based upon consultations with valuers, use of professional valuations, use of residual value methodologies, and the application of local market knowledge in respect of property and its location. Please tell us as of June

30, 2009 and December 31, 2008 and also revise future filings beginning with your Form 20-F for the period ended December 31, 2009 to disclose the following:

- Explain in further detail each of these methodologies, specifically how the amounts are derived and reviewed for appropriateness;
- How and when you determine which methodology to use in valuing the underlying collateral along with the typical timing and frequency for when these valuations are performed and/or obtained; and
- The number of loans along with their respective amounts and or percentage of collateral dependent loans valued using each of these methodologies.

2.   As a related matter, you disclose that when assessing the amount and timing of cash flows, you have applied discounts to previously recorded collateral values. You further state that these discounts are typically in the range of 20% to 50% with some property assets receiving greater discounts. Please tell us and revise future filings beginning with your Form 20-F for the period ended December 31, 2009 to disclose the following:

- How you determine the discounts applied to the collateral values and the reasons for such a wide spread in discount ranges. In this regard, we note your disclosure that for property collateral, it may take greater than two years and as long as five years before you realize the cash flows. We also note that paragraph AG84 of IAS 39 requires you to factor in the costs for obtaining and selling the collateral in your determination of the present value of the estimated cash flows for these loans. Please confirm if these are the main reasons for the discounts applied. Otherwise, please tell us the reasons for these discounts;
- Differentiate by collateral type, location, and any other criteria deemed necessary, the typical discounts applied to your collateral values; and
- The policies and procedures for reviewing the discounts applied to collateral for appropriateness and how often these amounts are revised.

Audit Committee, page 113

3.   In future filings please disclose whether AIB's audit committee financial expert(s) is independent. Please refer to Item 16A(a)(2) of Form 20-F.

Note 24 Derivative Financial Instruments, page 172

4.   Due to the significance of your derivative balances and for purposes of greater transparency, please tell us and revise future filings to disclose the amount of change, during the period and cumulatively, in the fair value of your derivatives that is attributable to changes in your own credit risk and disclose your method for determining this amount.

Related Party Transactions, page 240

5.   In future filings please disclose whether loans entered into with related parties: (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and (c) did not involve more than the normal risk of collectability or present other unfavorable features. Please refer to Instruction 2 to Item 7.B. of Form 20-F.

Item 19. Exhibits

6.   Please provide to us the certification required by Instruction 13 to Item 19, the Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by your chief financial officer dated March 13, 2009 rather than March 13, 2008. Please ensure that all of your certifications are properly dated in all future filings.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comments, provide any requested information and provide us drafts of proposed revisions to future filings in response to our comments. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please direct any questions on accounting matters to John Spitz at 202-551-3484, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

       Sincerely,

       Kathryn S. McHale